UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Capital Bank Corporation

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

139793103

(CUSIP Number)

Christopher G. Marshall

North American Financial Holdings, Inc.

4725 Piedmont Row Drive

Charlotte, North Carolina 28210

Telephone: (704) 554-5901

(Name, Address and Telephone Number of Person
Authorized
to Receive Notices and Communications)

With a copy to:

David E. Shapiro

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

March 11, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d‑1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON: North American Financial Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 71,000,000 Shares (1)
	8.	SHARED VOTING POWER: 0 Shares
	9.	SOLE DISPOSITIVE POWER: 71,000,000 Shares (1)
	10.	SHARED DISPOSITIVE POWER: 0 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,000,000 Shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.0% (2)
14.	TYPE OF REPORTING PERSON: CO

(1) The information set forth in Items 3, 4, 5 and 6 is incorporated herein by reference.
(2) Percentage calculated based on 85,491,011 shares of outstanding Common Stock, which is the sum of (i) 83,877,846 shares of Common Stock outstanding as of February 9, 2011, as reported on the Prospectus filed by Capital Bank Corporation with the Securities and Exchange Commission on February 11, 2011 and (ii) 1,613,165 shares of Common Stock reported issued in connection with a rights offering of Capital Bank Corporation, as reported on the Form 8-K filed by Capital Bank Corporation with the Securities and Exchange Commission on March 11, 2011.

            This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed by North American Financial Holdings, Inc. (the “Investor”) with the Securities and Exchange Commission on February 4, 2011 (the “Schedule 13D”).  Except as set forth below, all Items on the Schedule 13D remain unchanged. Capitalized terms used but not defined herein have the meaning assigned to them in the Schedule 13D.

ITEM 2.         Identity and Background

Item 2 of Schedule 13D is hereby amended by deleting the third paragraph thereof and replacing it with the following:

            Investor’s Directors:  R. Eugene Taylor (Chairman), Richard M. Demartini, Peter N. Foss, William A. Hodges, Marc D. Oken, Jeffrey E. Kirt, Oscar A. Keller III, Charles F. Atkins.

ITEM 4.         Purpose of the Transaction

Item 4 of Schedule 13D is hereby amended by adding the following:

The Investor is seeking regulatory approval to combine the three depository institutions in which it owns direct or indirect controlling interests (the Company’s subsidiary Capital Bank, TIB Bank and NAFH National Bank).  The Investor may also seek to combine the Company with the Investor and to combine TIB Financial Corp. (a controlled subsidiary of the Investor and the parent company of TIB Bank) with the Investor.  There is no assurance that applicable regulatory approvals required for these transactions will be obtained, that the transactions described above will be consummated, or if consummated, as to the timing, price, structure or other terms of the transactions.

ITEM 5.         Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended by deleting the second paragraph thereof and by replacing it with the following:

As of the date this Amendment No. 1 was initially filed, Investor beneficially owns a total of 71,000,000 shares of Common Stock, which in the aggregate represents 83.0% of the Company’s outstanding Common Stock as of March 11, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2011

North American Financial Holdings, Inc.

By: _/s/ Christopher G. Marshall___

Name: Christopher G. Marshall

Title: Chief Financial Officer